SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 001-12338
                                                                      ---------


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

          For Period Ended:                   September 30, 2004
                             --------------------------------------------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant             Vesta Insurance Group, Inc.
                                    ---------------------------

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

                              3760 River Run Drive
                              --------------------


City, state and zip code     Birmingham, AL 35243
------------------------     --------------------



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     We are a party to a case styled Muhl v. Vesta pending in the Supreme Court of the State of New York, County of New York, brought by the Liquidator of Midland Insurance Company ("Midland"), claiming recoveries under two alleged retrocession agreements (Pool I and Pool
III) between Midland and Interstate Fire Insurance Company, Vesta's predecessor in interest. The court recently ruled that the case would be bifurcated with separate trials on Pool I and Pool III with a trial commencing on November 1, 2004 on the issue of the existence, terms and conditions of Pool III. On the afternoon of November 8, 2004, we received a jury verdict that Pool III did exist.

     Based on that verdict, management believes that we are exposed to liability for a portion of these claims, and we are currently evaluating the amount of reserves we should record in light of this adverse jury verdict. As of the date of this notification, management currently estimates that the reserve established against this potential liability for these claims will be in the range of $10 million to $15 million and expects to establish a specific reserve within five calendar days of the date of this notification. However, due to the fact that this verdict was rendered the afternoon preceding the date on which we expected to file the 10-Q to which this notification relates, we are unable to complete the preparation of the financial statements for this period within the time period prescribed for the filing of the Form 10-Q to which this notification relates without unreasonable effort and expense.



                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Hopson Nance                                (205)      970-7000
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Management currently estimates the adverse jury verdict reported in this notification will result in a loss from discontinued operations of between $10 million and $15 million, and expects to determine a specific reserve within five calendar days of the date of this notification. In addition, we experienced total hurricane losses of approximately $60.6 million after reinsurance but including reinsurance reinstatement premiums during the third quarter, which losses will be partially offset by various other income from continuing operations. Accordingly, we anticipate reporting a loss for the quarter ended September 30, 2004, which represents a significant change from the results of operations from the corresponding period for the last fiscal year.





                           Vesta Insurance Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   11/9/2004                    By     /s/ Hopson Nance
    -------------------            ---------------------------------------------
                                          Senior Vice President and
                                          Chief Financial Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.